UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 1)

SEQUENOM, INC.

(Name of Subject Company)

SEQUENOM, INC.

(Name of Person Filing Statement)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

817337405

(CUSIP Number of Class of Securities)

Dirk van den Boom, Ph.D.

President, Chief Executive Officer and Director

3595 John Hopkins Court

San Diego, California 92121

(858) 202-9000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications

on Behalf of the Person Filing Statement)

With copies to:

L. Kay Chandler, Esq.

Rama Padmanabhan, Esq.

Barbara L. Borden, Esq.

Cooley LLP

4401 Eastgate Mall

San Diego, CA 92121

(858) 550-6000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 to Schedule 14D-9 amends and supplements the Schedule 14D-9 previously filed by Sequenom, Inc., a Delaware corporation (“Sequenom”), with the Securities and Exchange Commission on August 9, 2016, relating to the offer by Laboratory Corporation of America Holdings, a Delaware corporation (“Parent”) and Savoy Acquisition Corp., a Delaware corporation and a direct wholly owned subsidiary of Parent (“Purchaser”), to purchase all of the issued and outstanding shares of Sequenom common stock, including the associated preferred stock purchase rights issued under the Rights Agreement, dated March 3, 2009, as amended, between Sequenom and American Stock Transfer & Trust Company (such stock and associated rights, the “Shares”), for $2.40 per Share, in cash, without interest and less any applicable withholding taxes or other taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 9, 2016, and in the related Letter of Transmittal, each of which may be amended or supplemented from time to time.

Item 8.	Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended and restated by deleting the paragraph under the heading “Legal Proceedings” on page 36 of the Schedule 14D-9 and replacing it with the following paragraph:

“On August 15, 2016, a putative class-action lawsuit was filed on behalf of purported Sequenom stockholders (captioned Malkoff v. Sequenom, Inc., et al., No. 16-cv-02054-JAH-BLM) in the United States District Court for the Southern District of California against (a) Sequenom and (b) the members of our Board of Directors (the “Individual Defendants”). The complaint alleges the defendants violated Sections 14(e) and 14(d)(4) of the Securities Exchange Act of 1934 by failing to disclose material information in the 14D-9 regarding the Individual Defendants’ potential conflicts of interest. The complaint also alleges the Individual Defendants (i) breached their fiduciary duties by agreeing to the Merger Agreement for insufficient consideration and with inadequate disclosures and (ii) violated Section 20(a) of the Securities Exchange Act of 1934 as controlling persons who had the ability to prevent the Schedule 14D-9 from being materially false and misleading. The plaintiff seeks, among other things, an injunction against the consummation of the proposed Transactions, an award of damages caused by the Individual Defendants’ breaches of fiduciary duties, and an award of costs and expenses, including a reasonable allowance for attorneys’ and experts’ fees.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SEQUENOM, INC.

By:	/s/ Jeffrey D. Linton
Name:	Jeffrey D. Linton
Title:	Senior Vice President, General Counsel and Secretary

Dated: August 16, 2016